United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OMB Number 3235-0145

Spatializer Audio Laboratories, Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
84725L101
(CUSIP Number)
November 25, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNO.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vlahos William
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 324,500*
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 324,500*
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 324,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) N/A

* As of July 7, 2009 sale was voided and funds received at thattime are instead being trated as an account payable per the Issuer's Form 8-K filed November 25, 2009

Item 1.	(a)	Name of Issuer: Spatializer Audio Laboratories, Inc
	(b)	Address of Issuer's Principal Executive Offices:

410 Park Ave, 15th Floor New York, NY 10022
Item 2.	(a)	Names of Persons Filing: Willaim Vlahos
	(b)	Address of Principal Business Office or. if None. Residence: 601 Montgomery, Suite 1112 San Francisco, CA 94111
	(c)	Citizenship: USA
	(d)	Title of Class of Securities: COMMON
	(e)	CUSIP Number: 84725L101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c) check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☑	An investment adviser in accordance with §240.13d-l (b)(l )(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G).
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).
If this statement is filed pursuant to Rule 13d-l(c) check this box: ☒

Item 4	Ownership.
	(a)	Amount beneficially owned 324,500
	(b)	Percent of class: 4.99%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 324,500
		(ii)	Shared power to vote or to direct the vote: 4.99%
		(iii)	Sole power to dispose or to direct the disposition of: 324,500
		(iv)	Shared power to dispose or to direct the disposition of: 4.99%
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8.	Identification and Classification of Members of the Group,

Item 9.	Notice of Dissolution of Group,
Item 10.	Certification. Not applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

December 2, 2009
Date

/s/ William Vlahos
Signature

William Vlahos
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)